Exhibit 2.1

Dated 7 June 2009
(1)	APOLLO GLOBAL, INC.

(2)	APOLLO UK ACQUISITION COMPANY LIMITED

(3)	BPP HOLDINGS PLC

Implementation Agreement

Eversheds LLP	Tel 0845 497 9797
One Wood Street	Fax 0845 497 4919
London	Int +44 20 7919 4500
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www.eversheds.com

THIS AGREEMENT is made on 7 June 2009
BETWEEN
(1)	APOLLO GLOBAL, INC. a company incorporated under the laws of Delaware whose principal executive offices are at 4025 S. Riverpoint Parkway, Phoenix, Arizona 85040 (“Apollo Global”);

(2)	APOLLO UK ACQUISITION COMPANY LIMITED (registered number 6920380) whose registered office is at One Wood Street, London EC2V 7WS (“Apollo”); and

(3)	BPP HOLDINGS PLC (registered number 1245304) whose registered office is at BPP House, Aldine Place, 142-144 Uxbridge Road, London W12 8AA (“BPP”).
BACKGROUND
(A)	Apollo Global wishes to acquire, through its wholly owned subsidiary, Apollo, the entire issued and to be issued share capital of BPP other than those shares already held by it or beneficially owned by it or any member of the Wider Apollo Group.

(B)	BPP has agreed to implement the Proposal, subject to the provisions of this Agreement, by way of a scheme of arrangement under sections 895 to 901 Companies Act 2006 and on the terms and subject to the conditions set out in the Announcement.

(C)	BPP and Apollo have agreed to enter into this Agreement to set out certain mutual commitments and obligations to implement the Scheme (as defined below).
OPERATIVE PROVISIONS:
1.	INTERPRETATION

In this Agreement:

1.1	the following expressions have the following meanings unless inconsistent with the context:

“Announcement”	the draft press announcement in the agreed form, to be issued in accordance with Rule 2.5 of the Code

“Approved Options”	options granted under the ESOS which qualify as approved options under Schedule 4 Income

Tax (Earnings & Pensions) Act 2003

“Apollo Directors”	the directors of Apollo at the date of the Scheme Document

“Apollo Global Directors”	the directors of Apollo Global at the date of the Scheme Document

“Apollo Global Group”	Apollo Global and its subsidiaries and subsidiary undertakings and, where the context requires, each of them

“Award Holders”	holders of awards/options under any of the BPP Share Schemes

“BPP Share Schemes”	• the BPP Holdings plc 2008 Share Matching Plan;

• the BPP Holdings plc 2007 Performance Share Plan;

• the BPP Holdings plc 2003 Executive Share Option Scheme;

• the BPP Holdings plc 2003 Executive Share Option Scheme (Unapproved);

• the BPP Holdings plc 1996 Executive Share Option Scheme; and

• the BPP Holdings plc 2000 Sharesave Scheme

“BPP Shares”	the ordinary shares of 10 pence each in the capital of BPP

“BPP Shareholders”	holders of BPP Shares

“Business Day”	any day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London

“Capital Reduction”	the proposed reduction of the Scheme Shares provided for by the Scheme under section 137 of the Companies Act 1985

“Clearance”	means confirmation from the Competition

Authority, in terms satisfactory to Apollo, that it does not intend to refer the proposed acquisition of BPP by Apollo or any matter arising therefrom or related thereto to the Competition Commission

“Code”	the City Code on Takeovers and Mergers

“Companies Act 1985”	the Companies Act 1985, as amended, to the extent that it is force as at the date of this Agreement

“Companies Act 2006”	the Companies Act 2006, as amended, to the extent that it is force as at the date of this Agreement

“Conditions”	the conditions to the Scheme and the Proposal required to be satisfied or waived at or prior to the date of the Court Hearing or the Effective Date (as applicable) which are set out in Appendix I to the Announcement and in the Scheme Document

“Confidentiality Agreement”	the confidentiality agreement dated 23 April 2009 between BPP and Apollo Global

“Court”	the High Court of Justice in England and Wales

“Court Hearing”	the hearing of the Court to sanction the Scheme under Part 26 of the Companies Act 2006 and to confirm the reduction of share capital under section 137 of the Companies Act 1985, including any adjournment of such hearing

“Court Meeting”	the meeting of the Scheme Shareholders to be convened by order of the Court to consider and, if thought fit, approve the Scheme and any adjournment of such meeting

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act 2006 and confirming the reduction of capital under section 137 of the Companies Act 1985

“Competition Authority”	means the Office of Fair Trading in the United

Kingdom

“Directors” or “BPP Directors”	the board of directors of BPP from time to time

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms or, if Apollo elects to implement the Proposal by way of an Offer, the date on which the Offer becomes or is declared unconditional in all respects

“ESOS”	the BPP 2003 Executive Share Option Scheme, the BPP 2003 Executive Share Option Scheme (Unapproved) and the BPP 1996 Executive Share Option Scheme

“General Meeting”	the general meeting of BPP to be held in connection with the Scheme and any adjournment of such meeting

“General Meeting Resolutions”	the resolutions to be proposed to BPP’s shareholders at the General Meeting, to approve, inter alia, certain amendments to the articles of association of BPP for the purposes of implementing the Scheme and the Capital Reduction

“FSA”	the Financial Services Authority

“Group”	in relation to any company, each of its subsidiaries (as defined by the Companies Act 1985) and subsidiary undertakings (as defined by the Companies Act 2006)

“Inducement Fee Agreement”	the inducement fee and non-solicitation agreement dated 29 April 2009 between BPP and Apollo Global

“Listing Rules”	the listing rules of the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000 as amended from time to time and contained in the Financial Services Authority’s publication of the same name

“London Stock Exchange”	London Stock Exchange plc

“Net Settlement”	has the meaning given thereto in clause 8.2.3 and “Net Settle“ shall be interpreted accordingly

“Notice of General Meeting”	the notice of the General Meeting to be contained in the Scheme Document

“Offer”	should Apollo or Apollo Global elect (with the consent of the Panel) to make the Acquisition by way of a contractual takeover offer, the cash offer to be made by Apollo or Apollo Global to acquire all of the issued and to be issued BPP Shares not already owned (or contracted to be acquired) by Apollo, Apollo Global or their associates (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer)

“Offer Document”	the document which would be despatched to BPP shareholders setting out the terms of the Offer if Apollo elects (with the consent of the Panel) to make an Offer

“Official List”	the official list of the UK Listing Authority

“Panel”	the Panel on Takeovers and Mergers

“Personnel”	in relation to any company, its board of directors, members of their immediate families, related trusts and persons connected with them, as such expressions are construed in accordance with the Code

“Planning Meeting”	has the meaning given thereto in clause 5.1

“Proposal”	the proposed acquisition by Apollo of the entire issued and to be issued ordinary share capital of BPP (other than BPP Shares already held by Apollo Global or any member of the Wider Apollo Group), which is proposed to be effected by means of the Scheme

“PSP”	the BPP 2007 Performance Share Plan

“Registrar”	the Registrar of Companies for England and Wales

“SAYE Options”	options granted under the SAYE Scheme

“SAYE Scheme”	the BPP Holdings plc 2000 Sharesave Scheme

“Scheme”	the proposed scheme of arrangement under sections 895 to 901 Companies Act 2006 between BPP and the Scheme Shareholders, details of which will be set out in the Announcement and the Scheme Document, including any revision, variation or condition approved or imposed by the Court and agreed to by BPP (in accordance with this Agreement)

“Scheme Counsel”	Mr. Edward Davies of Erskine Chambers

“Scheme Document”	the circular to be issued to BPP Shareholders in connection with the Scheme

“Scheme Record Time”	11:59 p.m. on the day the Court Order is made

“Scheme Shares”	(i) the BPP Shares in issue (but not held in treasury) at the date of the Scheme Document;

(ii) any BPP Shares issued (or transferred out of treasury) after the date of the Scheme Document and before the Voting Record Time; and

(iii) any BPP Shares issued (or transferred out of treasury) at or after the Voting Record Time and before the Scheme Record Time, either on terms that the original or any subsequent holders of such shares shall be bound by the Scheme, or in respect of which the original or any subsequent holders of such shares are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any BPP Shares held or beneficially owned by any member of the Wider

Apollo Group

“Scheme Shareholders”	holders of Scheme Shares

“SMP”	the BPP 2008 Share Matching Plan

“Timetable”	the indicative timetable for implementation of the Scheme and despatch of the Scheme Document, as set out in Schedule 1

“Trust”	the BPP Employee Share Ownership Trust

“Trustee”	the trustee of the BPP Employee Share Ownership Trust

“UK Listing Authority”	the FSA, in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended

“Unapproved Options”	options granted under the ESOS which do not qualify as approved options under Schedule 4 Income Tax (Earnings & Pensions) Act 2003

“Voting Record Time”	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting

“Wider Apollo Group”	Apollo Global and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking or joint venture or firm or partnership or company in which Apollo Global and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest
1.2	the singular includes the plural and vice versa and the masculine includes the feminine and the neuter;

1.3	the expression “person” means any individual, corporation, partnership or other unincorporated association;

1.4	the headings to the clauses of this Agreement are for convenience only and will not affect its interpretation;

1.5	references to any statute or statutory provision include, unless inconsistent with the context, a reference to that statute or statutory provision as modified, re-enacted or consolidated and in force from time to time prior to the date of this Agreement and any subordinate legislation made pursuant to it prior to the date of this Agreement;

1.6	any reference to this Agreement will be construed as a reference to this Agreement as it may have been, or may from time to time be, amended, varied, supplemented, substituted, novated or assigned;

1.7	a reference to a document being “in the agreed terms” is a reference to that document in the form agreed by the parties and for the purposes of identification initialled by or on behalf of each party; and

1.8	any phrase in this Agreement introduced by the term “include”, “including” “in particular” or any similar expression will be construed as illustrating and will not limit the sense of the words preceding that term.

2.	ANNOUNCEMENT

The parties agree (subject to the BPP Directors’ statutory duties and fiduciary duties) to procure the release of the Announcement at 7:00 a.m. on 8 June 2009 (or at such other time agreed between the parties) and this Agreement and the obligations contained in it shall be conditional upon such release (other than clauses 2, 7, 12, 18 and 20).

3.	IMPLEMENTATION OF THE SCHEME

3.1	General obligations
3.1.1	The terms of the Proposal shall be as set out in the Announcement together with such other terms as may be agreed between the parties in writing and, where required, approved by the Panel. Without prejudice to clause 3.2 and subject (in the case of BPP) to the BPP Directors’ statutory and fiduciary duties, each party agrees to implement the Scheme in accordance with the Timetable, and in accordance with and subject to the terms and conditions of the Announcement and the Scheme Document.

3.1.2	Subject as provided in this Agreement and subject to the requirements of the directors’ statutory and fiduciary duties, each of Apollo and BPP agrees to procure that the members of its Group, the directors of each member of its Group and its relevant professional advisers assist it to prepare all documents and take all steps as are reasonably necessary or desirable to implement the Proposal and satisfy all of the Conditions as soon as reasonably practicable (and in accordance with the Timetable).

3.1.3	BPP confirms to Apollo that the Scheme Document will contain provisions in accordance with the terms and conditions set out in the Announcement and shall only contain such other terms and conditions as are (i) further agreed in writing between the parties and/or (ii) required by the Companies Act 1985, the Companies Act 2006, the Listing Rules, the Code or the Panel. BPP will submit drafts and revised drafts of the Scheme Document to Apollo for review and comment and shall discuss all reasonable comments with Apollo for the purposes of preparing revised drafts and agrees to consult in a timely manner with Apollo as to the form and content of the Scheme Document. Both Apollo and BPP undertake to provide, for the purposes of inclusion in the Scheme Document, all such information about themselves, their Group and their respective Personnel as may be required under the Code. BPP agrees to co-ordinate the preparation and despatch of the Scheme Document with Apollo and only to despatch the Scheme Document and any Court documents with the prior consent of Apollo (having given Apollo reasonable time to consider such documents in order to give such consent which is not to be unreasonably withheld or delayed (in light of the Timetable)). The parties shall co-operate and consult with each other in the preparation and publication of any other document, announcement or filing which is required or which either of the parties reasonably considers to be necessary or appropriate for the purposes of implementing the Proposal.

3.1.4	The obligations of the parties to implement the Scheme are subject to satisfaction or, where permissible, waiver of the Conditions. Subject to the consent of the Panel, BPP agrees that it will only deliver the Court Order and the minute of the reduction of BPP’s share capital to the Registrar if all of the Conditions (other than those relating to the sanction of the Court or action to be taken following the Court Hearing) are satisfied or, where permissible, waived by Apollo before such delivery.

3.1.5	Subject to the BPP Directors’ statutory and fiduciary duties, save as required by law, regulation or any court of competent jurisdiction or by any requirement of the FSA, Panel or any other relevant regulatory body, BPP shall not, after despatch of the Scheme Document, seek any extension of time in relation to the Scheme or any amendment to the terms and conditions of the Scheme (whether or not such terms and conditions are set out in the Scheme Document and/or the Announcement) or the form of the resolutions contained in the Notice of General Meeting without the prior written consent of Apollo (such consent not to be unreasonably withheld or delayed) unless Apollo is in material breach of its obligations under this Agreement.

3.1.6	The Parties will comply with any reasonable request made to them by the Panel in connection with the Scheme (including any request relating to an alleged breach of any of the Conditions) and will co-operate with each other in respect of such reasonable requests.

3.1.7	BPP shall (so far as it is within its power to do so) cause the Scheme to lapse as soon as reasonably practicable after receiving a written request from Apollo to do so following Apollo obtaining the consent of the Panel to Apollo invoking a Condition which will prevent the Scheme from becoming unconditional.

3.1.8	Apollo Global agrees to procure performance of the obligations of Apollo under this Agreement.
3.2	Implementation of the Proposal
3.2.1	Save as required by law, regulation or any court of competent jurisdiction or by any requirement of the FSA, Panel or any other relevant regulatory body, and subject to the requirements of the Directors’ statutory and fiduciary duties, BPP will not seek to amend the Timetable without the prior written consent of Apollo (such consent not to be unreasonably withheld or delayed).

3.2.2	Save as required by law, regulation or any court of competent jurisdiction or by any requirement of the FSA, Panel or any other relevant regulatory body, and subject to the requirements of the Directors’ statutory and fiduciary duties, BPP will take or cause to be taken all steps as are reasonably necessary to implement the Scheme in accordance with the Timetable, including:
3.2.2.1	BPP shall provide Apollo with the opportunity (on reasonable notice) to attend any conferences with counsel to discuss the Scheme and any issues arising in connection with it;

3.2.2.2	BPP will, by no later than the date specified in Schedule 1 or by such other date as the parties may agree in writing, issue a Part 8 claim form to seek the Court’s permission to convene the Court Meeting and file such documents as may be necessary in connection with the Court Meeting;

3.2.2.3	upon:

(a)	the necessary documents being lodged with the Court; and

(b)	the Court making the order necessary to summon the Court Meeting,

BPP shall promptly, and in any event within 5 Business Days of an order being made by the Court in accordance with clause 3.2.2.2, (or such later time as the parties may agree in writing) publish and/or post the necessary documents to implement the Scheme and give notice of the Court Meeting and the General Meeting, including the Scheme Document and accompanying forms of proxy to BPP Shareholders on the register of members of BPP on a record date to be agreed with the Court and such other persons who are entitled to require or receive the same. BPP shall further publish and/or post in a timely manner such other documents as the Court, the FSA or the Panel may approve or require or Apollo may reasonably require from time to time solely in connection with the proper implementation of the Scheme in accordance with the Timetable;

3.2.2.4	BPP will hold any Court Meeting at the time and on the date on which the Court directs such Court Meeting to be convened and shall propose the Scheme in the form and manner as directed by the Court;

3.2.2.5	BPP will convene the General Meeting to be held on the same date as, and immediately following the Court Meeting to consider and if thought fit approve the General Meeting Resolutions;

3.2.2.6	BPP will procure that its registrars inform Apollo as frequently as Apollo may reasonably request during the period from the date of publication of the Scheme Document to the date of the Court Meeting and/or General Meeting of the number of proxy votes received for or against (or, in relation to the General Meeting Resolutions, which have abstained from voting in respect of) the resolutions to be proposed at the relevant meeting and the identities of the Shareholders of BPP who have lodged such proxy votes;

3.2.2.7	if the Court requires or if it is necessary for the implementation of the Scheme, BPP shall reconvene the Court Meeting or the General Meeting;

3.2.2.8	provided that:

(a)	the resolutions to be proposed at the Court Meeting and the General Meeting have been passed by the requisite majorities at such meetings; and

(b)	Apollo has not notified BPP that it has obtained the consent of the Panel to invoke a Condition which will prevent the Scheme from becoming unconditional by the time of the Court Hearing,

BPP shall, in consultation with Apollo, seek the sanction of the Court to the Scheme and the reduction of capital at the Court Hearing and, subject to clause 3.1.4, take all other action reasonably necessary to make the Scheme effective;

3.2.2.9	BPP shall not seek to amend, withdraw or make any addition to, or otherwise seek to vary the terms of, the Scheme or the General Meeting Resolutions or the Scheme Document after despatch of the Scheme Document without the prior written consent of Apollo (such consent not to be unreasonably withheld or delayed);

3.2.2.10	as soon as reasonably practicable after the sanction of the Scheme and the reduction of capital at the Court Hearing, and, subject to clause 3.1.4, in any event within 2 Business Days thereof, BPP shall procure that an office copy of the Court Order, a copy of the resolution approving the reduction of capital and a minute of the reduction of capital are delivered to the Registrar; and

3.2.2.11	BPP will not allot any BPP Shares between 6:00 p.m. on the Business Day before the Court Hearing and before the Scheme Record Time;
3.2.3	Conditional on the Scheme becoming effective, BPP shall make an appropriate application to the London Stock Exchange for its shares to cease to be admitted to trading on the London Stock Exchange’s market for listed securities and, subject to clause 8.5 to cancel the listing of its shares on the Official List with effect from the Effective Date.

3.2.4	Each party undertakes to the other to work co-operatively and reasonably with each other and their respective advisers in order to obtain the Clearance as soon as is reasonably practicable and in particular (to the extent that such steps have not already been taken before the date of this Agreement):
3.2.4.1	to make as soon as reasonably practicable such filings with the Competition Authority, jointly or separately, as are necessary, desirable or expedient for the purpose of obtaining Clearance;

3.2.4.2	to consult with each other when preparing and submitting such filings and to provide the other party with draft copies of any filings (which may be redacted in order to remove competitively sensitive information) that it intends to make to such Competition Authorities in good time so as to allow, and to allow the other party a reasonable opportunity to comment on such draft filings and in particular, but without limitation, to identify any information included in such draft filings that may constitute confidential information or business secrets of that other party in order to ensure that such information is kept confidential by the Competition Authority;

3.2.4.3	to take into account all reasonable comments from the other party in respect of any draft filings and to use its best endeavours to ensure that any information identified as confidential information or business secrets of that other party is treated as such by the Competition Authority and is redacted from the public version of any decision or statement that the Competition Authority may issue;

3.2.4.4	to provide as soon as reasonably practicable in consultation with each party such information as may be reasonably requested by the other party or the Competition Authority; and

3.2.4.5	to keep each other informed as to the status of such filings as are necessary, desirable or expedient for the purpose of obtaining Clearance,

save that each party shall be entitled, at any time, to withhold any information from the other if, acting reasonably, it determines that the supply of such information would infringe any competition or anti-trust laws or regulations.
3.2.5	Subject to any requirement of applicable law or regulation, each party undertakes that it will inform the other party of any meetings with the Competition Authority, show the other party any proposals (which may be redacted in order to remove competitively sensitive information) that it intends to make to the Competition Authority in good time so as to allow, and to allow, the other party a reasonable opportunity to comment on such proposals, allow the other party to attend such meetings except where this would entail the disclosure of competitively sensitive information or would otherwise be materially prejudicial to that party’s business or, where the other party does not attend, report to the other party on the outcome of any such meetings.

3.2.6	The parties agree that they shall (and that they shall procure that the other members of their respective Groups shall) make all applications, notifications and filings and take all other steps (if any) that the Competition Authority may reasonably require as a basis for the Competition Authority giving Clearance before the Court Hearing, save that nothing in this Agreement shall require any party or any member of their respective Groups to make any disposal of, or accept any condition, obligation, order or undertaking in relation to, any assets or businesses (or interests in assets or businesses) that would be material in the context of that party or its Group.

3.2.7	BPP undertakes to Apollo that, if requested by Apollo prior to the Effective Date, BPP will promptly allot and issue to Apollo at a subscription price equal to the offer price (or at such other price as the parties shall agree) one BPP Share.
3.3	Apollo’s and Apollo Global’s obligations in relation to the Scheme
3.3.1	Apollo and Apollo Global each agree and undertake that it will, upon request (and in any event 24 hours before each of the General Meeting and Court Meeting), provide BPP with the details of the number of BPP Shares beneficially owned by itself and its related parties (as the term is understood by the Panel) and the names that appear in BPP’s share register in respect of such BPP Shares, and will not vote (or procure that such BPP Shares are not voted, as the case may be) at the Court Meeting.

3.3.2	Apollo agrees that it will attend the Court Hearing and it will undertake to the Court either in writing or, if so required by the Court, by counsel appearing at the Court Hearing, to be bound by the terms of the

Scheme in so far as it relates to Apollo, including as to the discharge of the consideration for the Proposal.
3.4	Directors’ Recommendation and Responsibility
3.4.1	BPP agrees that the Scheme Document shall incorporate a unanimous and unqualified recommendation from the Directors to the shareholders of BPP to vote in favour of the Scheme and the General Meeting Resolutions in the form to be set out in the Scheme Document, except to the extent that the Directors have determined in good faith that such recommendation should not be given or should be withdrawn, modified or qualified in order to comply with their statutory and fiduciary duties or should be modified due to the requirement in Rule 3.1 of the Code to make the substance of any independent advice known to the shareholders of the Company.

3.4.2	Apollo and Apollo Global will each procure that each of their directors accept responsibility for all of the information in the Scheme Document relating to the Apollo Global Group, the Apollo Directors and the Apollo Global Directors, their immediate families, related trusts and other connected persons and persons acting in concert with Apollo Global and Apollo (as such terms are understood by the Panel).

3.4.3	BPP will procure that the Directors accept responsibility for all of the information in the Scheme Document, other than the information for which the directors of Apollo and Apollo Global accept responsibility under clause 3.4.2.
4.	OFFER

4.1	Apollo may (with the consent of the Panel) elect at any time to implement the Proposal by way of an Offer provided that:
4.1.1	Apollo will consult with BPP before making such election and shall consider any representations which BPP may make; and

4.1.2	the terms and conditions of the Offer (including, without limitation, the price) shall in all material respects be at least as favourable to BPP’s shareholders as those which would otherwise have applied under the Scheme.
4.2	If (with the consent of the Panel) Apollo elects to implement the Proposal by way of an Offer, the Directors shall unanimously give an unqualified recommendation to the Offer, except to the extent that the Directors have determined in good faith and with the benefit of legal and financial advice that such recommendation would not be in BPP Shareholders’ best interests or should not be given or should be withdrawn or modified in compliance with their statutory or fiduciary duties.
4.3	If the Offer is recommended by the BPP Directors, BPP shall:
4.3.1	assist in a timely manner with the preparation and dispatch of the Offer Document, and in particular, following a written request from Apollo, provide Apollo in a timely manner with such information about BPP, its Group and its Personnel as is reasonably required for inclusion in the Offer Document;

4.3.2	take reasonable steps to procure that the Directors accept responsibility for the information in the Offer Document relating to BPP, its Group and its Personnel; and

4.3.3	provide such other assistance as Apollo may reasonably require in connection with the preparation of the Offer Document.
5.	INFORMATION AND FINANCING

5.1	Prior to the posting of the Scheme Document, neither BPP nor members of its Group shall be obliged to provide any assistance to Apollo (in relation to either a refinancing or any other matter considered in this clause 5) other than attending, and participating in, a planning meeting in relation to the integration of the financial statements and any possible refinancing (the “Planning Meeting”).

5.2	Subject to the Scheme Document being posted, BPP shall, and shall procure that the members of its Group shall:
5.2.1	co-operate with Apollo to prepare integrated financial statements for BPP and Apollo’s Group; and

5.2.2	provide such information and assistance for the purpose of preparing the integration of BPP into Apollo’s Group reasonably requested by Apollo (having regard to BPP’s obligations under Rule 20.2 of the Code) and review and comment upon plans provided by Apollo for the purpose of facilitating any financing and/or refinancing of the Proposal or any of BPP’s existing facilities; provided that, in relation to its requests for assistance, Apollo shall take into account the current resources at BPP and provide such additional resources as may be reasonably requested by BPP.
5.3	In addition to the obligations under clause 5.2, following the Court Meeting and subject to the resolutions to be proposed at the Court Meeting and at the General Meeting being duly passed by the requisite majorities and following a reasonable request by Apollo, BPP shall, and shall procure that the members of its Group shall assist Apollo for the purpose of preparing the integration of BPP into Apollo’s Group in accordance with the set of principles agreed at the Planning Meeting, and in particular shall co-operate with Apollo (who shall take into account the current resources at BPP and provide such additional resources as may be reasonably requested by BPP):
5.3.1	to facilitate a financing and/or refinancing of the Proposal or any of BPP’s existing facilities;

5.3.2	to determine the amount of the cash balance of BPP at the Effective Date;

5.3.3	to prepare integrated financial statements for BPP and Apollo’s Group; and

5.3.4	in providing such access to employees of BPP and BPP’s Group as Apollo may reasonably request, provided that such requests are channelled through the executive BPP Directors and are consistent with an agreed approach to integration.
6.	CONDUCT OF BUSINESS

6.1	Subject to the requirements of the Directors’ statutory and fiduciary duties and their duties under the Code and save as required by law, regulation or any court of competent jurisdiction or by any requirement of the FSA, Panel or any other relevant regulatory body, BPP undertakes from the date of the Court Meeting and the General Meeting and subject to the passing of the General Meeting Resolutions and approval of the Scheme by the Scheme Shareholders at the Court Meeting, that:
6.1.1	without prejudice to Rule 21 of the Code, that prior to the earlier of the Effective Date and termination of this Agreement in accordance with its terms, it will not and will procure that members of its Group will not, without the prior written consent of Apollo:
6.1.1.1	carry on business other than in the ordinary course (which expression shall include, without limitation, all matters that have been planned or budgeted for in any plan or budget approved or adopted by the BPP Directors which has been fairly disclosed to Apollo) and in all material respects consistent with past practice;

6.1.1.2	alter the nature or scope of its business in any material way;

6.1.1.3	enter into, amend, supplement or terminate any material agreement or commitment or enter into any contract or arrangement which is outside the ordinary and usual course of its business, which is material in the context of BPP’s Group;

6.1.1.4	deliberately take any action which will materially increase the cost of the Proposal or which would breach Condition 1 and 2;

6.1.1.5	incur material expenditure on capital;

6.1.1.6	dispose of any material single asset or enter into any commitment to do so;

6.1.1.7	merge or consolidate with, purchase an equity interest in, or a portion of the assets of or acquire by any other manner, any business, body corporate, partnership interest, association or other business organisation or division thereof, which is material in the context of BPP’s Group;

6.1.1.8	materially amend its existing facilities or borrow any money in excess of any limits contained in its existing facilities;

6.1.1.9	grant any security or encumbrance over any asset or give any guarantees, which are material in the context of BPP’s Group;

6.1.1.10	declare, make or pay any dividend or other distribution of profits or capital to its shareholders;

6.1.1.11	other than in connection with the implementation of the Proposal, alter any of the provisions of its Memorandum of Association or its Articles of Association or any of the rights attaching to the BPP Shares;

6.1.1.12	other than in connection with the implementation of the Proposal or pursuant to the exercise of options or the vesting of awards under the BPP Share Schemes, increase or reduce or cancel the authorised or issued share capital of the Company or grant any options or other rights to subscribe for unissued shares;

6.1.1.13	appoint or remove any additional director;

6.1.1.14	materially amend the general terms of employment of its employees or the terms of employment of its directors; or

6.1.1.15	adopt or terminate any employee benefit, bonus or profit sharing scheme;
and BPP agrees that prior to doing any of the matters set out in clauses 6.1.1.1 to 6.1.1.15 inclusive from the date hereof to the date of the Court Meeting and the General Meeting, it shall consult with Apollo in respect of such proposed matter. For the purposes of clauses 6.1.1.5 and 6.1.1.6 any reference to “material” shall be determined by reference to the definition of “material amount” in Note 2 to Rule 21.1 of the Code.

6.1.2	If any third party to a material agreement with BPP or any member of its Group has rights arising under a change of control provision which will be triggered by the Proposals or their implementation, then BPP will, and will procure that the relevant member of its Group will, take reasonable steps to support the reasonable requests of Apollo to manage such rights and take any reasonable action in relation to such rights provided that the steps requested by Apollo do not materially prejudice the trading relationship of BPP and/or its Group with the third party.
7.	WARRANTIES

7.1	Each party to this Agreement warrants to the other on the date of this Agreement that it has all necessary authority, power and capacity to enter into and perform this Agreement, that all necessary actions have been taken to enter into it properly and lawfully and that this Agreement constitutes obligations binding on it in accordance with its terms.

7.2	Each party to this Agreement warrants to the other on the date of this Agreement that it is properly constituted and incorporated under the laws of the jurisdiction of its incorporation and has all necessary licences, registrations, consents or approvals from all relevant governmental, quasi-governmental or regulatory bodies to perform its obligations under this Agreement and that the performance of its obligations under this Agreement will not result in breach of any contract to which it is a party, order, judgment, decree of any court or governmental agency or regulatory authority to which it is a party or by which it is bound.

8.	SHARE OPTIONS

8.1	BPP shall send letters to all Award Holders at the same time as, or as soon as reasonably practicable after, the Scheme Document is sent to BPP Shareholders,

informing Award Holders of Apollo’s proposals and supplying them with the documents required to take advantage of such proposals. Apollo agrees to co-operate in the production of the letters to Award Holders and, in particular, to provide any reasonable information required in relation to the letters as soon as reasonably practicable.
8.2	The Parties agree that:
8.2.1	awards under the PSP and the SMP shall vest, to the extent determined by the BPP remuneration committee, upon Court sanction of the Scheme. BPP shall use its reasonable endeavours to procure that the Trustee shall appoint beneficial ownership in the BPP Shares subject to such Awards immediately following Court sanction and before the Scheme Record Time;

8.2.2	options under the SAYE Scheme shall become exercisable with effect from the Effective Date for a period of six months, during which period option holders may continue to make savings under the SAYE Scheme, following which any unexercised SAYE options shall lapse. The letters to be sent to SAYE option holders shall offer the opportunity to either: (a) exercise with effect shortly before the lapse date; or (b) exercise with effect immediately following the Effective Date, and, in either case, sell the resulting BPP Shares to Apollo immediately following exercise; and

8.2.3	options under the ESOS will, in the case of all such options other than those granted on 18 August 2006, have vested and will therefore already be exercisable by the date of Court sanction. The letters to be sent to ESOS option holders shall offer the opportunity to exercise any vested options (or accept net settlement in accordance with clause 8.4 below (“Net Settlement”)) with effect immediately following Court sanction and to exercise those options granted on 18 August 2006 immediately upon the Scheme becoming effective, or, if the optionholders could exercise free of income tax on 19 August 2009, on such date. To the extent ESOS option holders exercise (or Net Settle) with effect immediately following Court sanction, BPP shall use its reasonable endeavours to procure that the Trustee shall transfer the resulting BPP Shares, or appoint beneficial ownership in such shares to Award Holders immediately following Court sanction and before the Scheme Record Time. To the extent ESOS option holders exercise (or Net Settle) immediately after the Effective Date or at a later date they shall be offered the opportunity to sell the resulting BPP Shares to Apollo immediately following exercise.

8.3	Apollo agrees that any Award Holders who are able to exercise options free of income tax shall be permitted to transfer the BPP Shares issued pursuant to the exercise of such options to their spouse or civil partner before such BPP Shares are acquired by Apollo (whether pursuant to the Scheme, the amended articles of association of BPP or otherwise).

8.4	Apollo agrees that Award Holders exercising options under the ESOS will not be required to finance the exercise, subject in the case of Approved Options to confirmation from HMRC that Approved Options may be exercised in such a manner free of income tax. Subject to (i) confirmation from Scheme Counsel that this approach may be used and (ii) the agreement of the Trustee, BPP may offer the holders of Unapproved Options the opportunity, as an alternative to exercise, to Net Settle, i.e, to receive such number of BPP Shares as has a value equal to the gain which would arise on exercise, without having to pay the exercise price in respect of their options. For the holders of Approved Options (and, if Net Settlement is not used for any reason, Unapproved Options), subject in the case of Approved Options to confirmation from HMRC that Approved Options may be exercised in such a manner free of income tax, arrangements will be put in place whereby the exercise price will be deducted from the consideration due on the sale of the BPP Shares and paid to the Trustee or BPP in satisfaction of the exercise price (cashless exercise). If necessary BPP shall, with the consent of HMRC, amend the rules of the ESOS to provide for cashless exercise.

8.5	BPP agrees that no steps will be undertaken to effect the cessation of trading of the ordinary shares in BPP on the Official List without the written consent of Apollo. The parties agree that, if possible and reasonably practicable, and subject to the requirements of the Listing Rules, it is intended that the listing will be maintained until August 19 2009.

8.6	Apollo agrees that BPP may make cash payments to the individuals to whom BPP proposed to make the Postponed Awards not exceeding in aggregate £1,064,365. BPP may, subject to giving Apollo not less than two days prior written notice of their intention to do so, as an alternative, grant some or all of the Postponed Awards in which case the amount above shall be reduced by the aggregate amount received by the individuals pursuant to the Scheme for the BPP Shares they receive pursuant to the Postponed Awards.

8.7	Apollo agrees that BPP may pay to certain individuals an aggregate amount not exceeding £372,844 by way of partial payment in respect of their annual bonuses for the financial year ending 31 December 2009. For the avoidance of doubt, the balance of such annual bonuses (if any) will become payable to such individuals in due course in accordance with their terms and BPP acknowledges that the payment of the sum set out in this clause 8.7 is not confirmation that any further payment will be made in respect of such annual bonuses.

8.8	To the extent possible, Awards shall be satisfied, prior to the Scheme Record Time, by means of appointment or transfer of beneficial ownership in BPP Shares held by the Trustee, failing which treasury shares or, following the Effective Date, new issue BPP Shares shall be used. Any BPP Shares held by the Trustee as at the Scheme Record Time will be Scheme Shares.

8.9	Apollo and BPP agree that BPP shareholders will be asked at the General Meeting to pass a special resolution to amend the articles of association of BPP by the adoption and inclusion of a new article under which any BPP Shares issued or transferred to Award Holders after the Scheme Record Time would be automatically transferred to Apollo for the same amount payable under the Scheme (provided that the new article will permit the Award Holder to transfer them first to a spouse or civil partner).

8.10	Apollo agrees to indemnify the holders of SAYE Options granted in 2007 and/or 2008 on a grossed-up basis against any income tax for which they become liable as a result of exercising options under the SAYE Scheme up to an aggregate maximum value in respect of all such option holders of £350,000, provided that (and to the extent that) the giving of such indemnity does not cause the income tax relief which may be available in respect of options granted under the SAYE Scheme to be lost and provided that (and to the extent that) such indemnity will not be in breach of the Code.

8.11	For the avoidance of doubt, should the acquisition proceed by way of a takeover offer rather than a scheme of arrangement, the provisions of this clause 8 shall apply mutatis mutandis.

9.	TERMINATION

9.1	This Agreement shall terminate with immediate effect on the earliest of any of the following events to occur:
9.1.1	if the resolutions approving the Scheme are not passed by the Scheme Shareholders at the Court Meeting or the General Meeting; or

9.1.2	following discussion with and subject to the agreement of the Panel, any condition of the Scheme, unless waived by Apollo, becomes incapable of being satisfied; or

9.1.3	if the Court declines or refuses to sanction the Scheme;

9.1.4	if any of the Court Orders are not granted; or

9.1.5	if an obligation to pay an inducement fee arises under the terms of the Inducement Fee Agreement; or

9.1.6	(save as the parties may otherwise agree in writing) if the Scheme has not become effective by 6:00 p.m. on 30 November 2009; or

9.1.7	the Scheme lapses or is withdrawn; or

9.1.8	by notice in writing from Apollo to BPP if the recommendation of the Directors in accordance with clause 3.4.1 is not given or is withdrawn, modified or qualified; or

9.1.9	by notice in writing from one party to the other party if the Proposal is referred to the Competition Commission; or

9.1.10	if Apollo (with the consent of the Panel) elects to implement the Proposal by way of a Offer in accordance with the terms of clause 4, and such Offer is not recommended or, if such Offer is recommended but lapses in accordance with its terms or is withdrawn or is not made.
9.2	If this Agreement terminates pursuant to clause 9.1 all obligations of the parties to this Agreement shall terminate and, except as regards any antecedent breach, no party shall have any claim against the other save that the provisions of clauses 1, 9.2, 10, 12, 15, 16, 17 and 20 shall survive such termination.

10.	CONFIDENTIALITY

For the avoidance of doubt, the Confidentiality Agreement continues in full force and effect in accordance with its terms.

11.	VARIATIONS

No variation of this Agreement will be valid unless it is in writing, refers specifically to this Agreement and is executed by or on behalf of each party.

12.	COSTS

Each party will pay its own costs and expenses incurred in relation to the negotiation, preparation, execution, completion and implementation of this Agreement.

13.	RIGHTS OF THIRD PARTIES

The parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person not a party to it.

14.	ASSIGNMENT

Neither party may assign, charge, transfer or deal in any other manner with the benefit of, or any or all of its rights under, this Agreement.

15.	NOTICES

15.1	Any notice, demand or communication in connection with this Agreement will be in writing and will be delivered personally or sent by pre-paid first class post (or airmail if overseas) or by fax to the recipient’s address set out at clause 15.3 or to any other address which the recipient has notified in writing to the sender not less than 7 Business Days before the notice is despatched.

15.2	The notice, demand or communication is deemed given:
15.2.1	if delivered personally, upon delivery at the address provided for in this clause; or

15.2.2	if sent by pre-paid first class post, on the second Business Day after posting it; or

15.2.3	if sent by airmail, on the sixth Business Day after posting it; or

15.2.4	if sent by fax, at the time of transmission, provided that a confirming copy is sent by first class post to the other party within 24 hours after transmission, provided that, if it is delivered personally or sent by fax on a day which is not a Business Day or after 4pm on a Business Day, it will instead be deemed to have been given or made on the next Business Day (such times being local time at the address of the recipient).

15.3	The addresses referred to in clause 15.2 are:

Apollo and Apollo Global

To:	Apollo UK Acquisition Company Limited/Apollo Global, Inc.

Address:	c/o Apollo Global, Inc.
227 West Monroe Street
Suite 3600
Chicago
Illinois 60606
USA

For the attention of:	Jeff Langenbach

Fax:	+1 602 366 1844

with a copy to:

Name:	Rob Chernoff
Address:	c/o Apollo Global, Inc.
227 West Monroe Street
Suite 3600

Chicago
Illinois 60606
USA

Fax:	+1 312 578 0489

and

Name:	Richard Probert/Zachary Brech
Address:	Credit Suisse Securities, One Cabot Square,
London E14 4QJ
Fax:	+44 20 7943 2202

BPP

To:	BPP Holdings Limited

Address:	BPP House, Aldine Place, 142-144 Uxbridge Road, London W12 8AA

For the attention of:	Roger Siddle

Fax:	+ 44 (0) 208 740 1111

with a copy to:

Name:	Paul Baines
Address:	41 Lothbury, London EC2R 7AE
Fax:	+ 44 (0) 207 665 4505
15.4	For the avoidance of doubt, where proceedings have been issued in the Courts of England and Wales, the provisions of the Civil Procedure Rules must be complied with in respect of the service of documents in connection with those proceedings.

16.	ENTIRE AGREEMENT AND REMEDIES

16.1	This Agreement, the Announcement, the Confidentiality Agreement and the Inducement Fee Agreement constitute the entire agreement between the parties and supersede and replace any previous agreement, understanding, undertaking, representation, warranty or arrangement of any nature whatsoever between the parties relating to the subject matter of this Agreement.

16.2	The parties acknowledge and agree that in entering into this Agreement they have not relied on, and will have no remedy in equity, contract, tort, under the Misrepresentation Act 1967 or otherwise in respect of, any representation other than as set out in this Agreement.

16.3	The only remedy available to the parties in respect of this Agreement is for breach of contract and, for the avoidance of doubt, neither party will have the right to rescind this Agreement for negligent or innocent misrepresentation or otherwise.

16.4	Without prejudice to any other rights that Apollo may have, BPP acknowledges and agrees that damages alone may not be an adequate remedy for any breach of the terms of this Agreement by BPP. Accordingly, Apollo may be entitled without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

16.5	Nothing in this clause will have the effect of limiting or restricting any liability of the parties arising as a result of any fraudulent misrepresentation.

16.6	Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of them.

17.	WAIVER

17.1	Failure or delay by any party in exercising any right or remedy under this Agreement will not in any circumstances operate as a waiver of it, nor will any single or partial exercise of any right or remedy in any circumstances preclude any other or further exercise of it or the exercise of any other right or remedy.

17.2	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law.

17.3	Any waiver of a breach of, or default under, any of the terms of this Agreement will not prevent a party from subsequently requiring compliance with the waived obligation nor will such waiver be deemed a waiver of any subsequent breach of or default under this Agreement.

18.	ANNOUNCEMENTS

18.1	Subject to clause 18.2 and unless the recommendation of the Directors in accordance with clause 3.4.1 has not been given or has been withdrawn, modified or qualified, no announcement (other than the Announcement) concerning the Proposal, this Agreement or any ancillary matter will be made or issued by or on behalf of either party without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

18.2	Clause 18.1 does not apply to any announcement, Scheme Document or disclosure required by law or by the regulations of any stock exchange or listing authority or the Panel or any other government or regulatory organisation provided, if practicable, the party required to make it first consults and takes into account the reasonable requirements of the other party.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed will be an original, but together will constitute one and the same agreement.

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement will be governed by English law.

20.2	The courts of England and Wales will have exclusive jurisdiction to settle any dispute which arises out of or in connection with this Agreement. The parties irrevocably agree to submit to that jurisdiction.
Signed by the duly authorised representatives of the parties on the date stated at the beginning of this Agreement.

SIGNED by	)
duly authorised to sign for and on behalf of	)
Apollo Global, Inc.	)
in the presence of:	)
Witness Signature:

Witness Name:

Witness Address:

SIGNED by	)
duly authorised to sign for and on behalf of	)
Apollo UK Acquisition Company Limited	)
in the presence of:	)
Witness Signature:

Witness Name:

Witness Address:

SIGNED by	)
duly authorised to sign for and on behalf of	)
BPP Holdings PLC	)
in the presence of:	)
Witness Signature:

Witness Name:

Witness Address:

SCHEDULE 1
Timetable

Date	Action
7 a.m. (London Time) on 8 June 2009	Announcement released.

15 June 2009	Issue claim form.

19 June 2009	Court hearing for first orders on Scheme.

22 June 2009	Scheme Document posted.

15 July 2009	Court Meeting and General Meeting held.

By 8a.m. on 16 July 2009	Make announcement of results of Court Meeting and General Meeting.

16 July 2009	File special resolutions at Companies House. Lodge filed resolutions and chairman’s report with the Court.

20 July 2009	Court hearing for directions on reduction of capital.

21 July 2009	Advertise reduction of capital.

29 July 2009	Sanction Scheme and confirm Capital Reduction at Court Hearing.

29 July 2009	Make announcement of result of Court Hearing.

11.59 p.m. on 29 July 2009	Scheme Record Time.

30 July 2009	Register Court Order at Companies House.

30 July 2009	Effective Date of Scheme.

30 July 2009	Make announcement that Scheme has become effective.

The parties recognise that the Timetable may be affected by factors outside the control of the parties including but not limited to:
•	the occurrence of non-Business Days;

•	the availability of the Court and its staff;

•	any objections being raised by BPP’s shareholders to the Scheme; and

•	the imposition by the Court of alternative periods of notice.